UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41769

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(Translation of registrant’s name into English)

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Form 6-K (the “Original Form 6-K”), filed on August 24, 2023, of Foremost Lithium Resource & Technology Ltd. (the “Company”) solely to include the Company’s press release dated August 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2023	FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

	By:	/s/ Jason Barnard
Jason Barnard
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Pricing Press Release dated August 21, 2023
99.2	Closing Press Release dated August 24, 2023